August 28, 2019

Richard Hylen
Chief Executive Officer
Simlatus Corp.
175 Joerschke Drive, Suite A
Grass Valley, CA 95945

       Re: Simlatus Corp.
           Information Statement on Pre14C
           Filed on July 24, 2019
           File No. 000-53276

Dear Mr. Hylen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Callie Jones